UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on September 27, 2022, entitled "Notifiable trading – Equinor ASA".

Notifiable trading – Equinor ASA

A primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has purchased shares in Equinor ASA:

Hege Skryseth, executive vice president in Equinor ASA, has on 26 September 2022 purchased 2172 shares in Equinor ASA at a price of NOK 344.4929 per share.

Details of the purchase of shares are set forth in the attached notification.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation, cf. the Norwegian Securities Trading Act Section 3-1, and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Attachment: Notice_trade-Skryseth

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: September 27, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer